RB



SECURITISSION

03053106

PROCESSED
JUN 17 2003
THOMSON FINANCIAL

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| SEC FILE NUMBER |
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| 8- 50449 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & A Financial Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Court Street
(No. and Street)

Buffalo, New York 14202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Paul S. Duggan 716-852-2611
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

403 Main Street, Suite 430, Buffalo, New York 14203
(Address) (City) (State) (Zip Code)

RECD S.E.C.

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RECD S.E.C.

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Paul S. Duggan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & A Financial Securities, Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN B. VANCE
NOTARY PUBLIC, State of New York
Qualified in Erie County
My Commission Expires 1/31/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# P&A FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedule
for the Year Ended March 31, 2003
with
Independent Auditors Report and
Supplemental Independent Auditors'
Report on Internal Control

.........

Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com



Lumsden & McCormick, LLP
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
P & A Financial Securities, Inc.
Buffalo, New York

We have audited the accompanying statement of financial condition of P&A Financial Securities, Inc. as of March 31, 2003, and related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P&A Financial Securities, Inc as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statement of P&A Financial Securities, Inc. taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lumsden & McCormick, LLP

May 16, 2003

P & A FINANCIAL SECURITIES, INC.

## Statement of Financial Condition

March 31, 2003

| | | |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash | $ | 7,794 |
| Marketable securities, net of valuation allowance of $1,425 | | 28,887 |
| Commissions receivable | | 5,380 |
| Prepaid income taxes | | 4,776 |
| **Total current assets** | | 46,837 |
| Other investments, net of valuation allowance | | 13,900 |
| Deferred income taxes | | 5,500 |
| | $ | 66,237 |
| **Liabilities and Stockholders' Equity** | | |
| **Current liabilities:** | | |
| Commissions payable | $ | 16,980 |
| Accrued expenses | | 324 |
| **Total current liabilities** | | 17,304 |
| **Stockholders' equity:** | | |
| Common stock - authorized 20,000 shares $1 par value, issued and outstanding 100 shares | | 100 |
| Additional paid-in-capital | | 9,900 |
| Retained earnings | | 48,058 |
| Accumulated other comprehensive loss | | (9,125) |
| **Total stockholders' equity** | | 48,933 |
| | $ | 66,237 |

*See accompanying notes.*

P & A FINANCIAL SECURITIES, INC.

## Statement of Income

For the year ended March 31, 2003

| | | |
|---|---|---|
| Commission revenue | $ | 872,350 |
| Operating expenses: | | |
| Commission expense | | 636,173 |
| General office expense | | 246,689 |
| License and fees | | 3,986 |
| Miscellaneous | | 844 |
| Total operating expenses | | 887,692 |
| Loss from operations | | (15,342) |
| Other income | | 473 |
| Loss before income taxes | | (14,869) |
| Provision for income taxes (benefit) | | 4,900 |
| Net loss | $ | (9,969) |

*See accompanying notes.*

P & A FINANCIAL SECURITIES, INC.

## Statement of Changes in Stockholder's Equity

For the year ended March 31, 2003

| | Total | Common Stock | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|---|
| Balance at March 31, 2002 | $ 81,227 | $ 100 | $ 9,900 | $ 58,027 | $ 13,200 |
| Comprehensive loss: | | | | | |
| Net loss | **(9,969)** | - | - | **(9,969)** | - |
| Unrealized loss on marketable securities, net of deferred tax benefits | **(14,125)** | - | - | - | **(14,125)** |
| Unrealized loss on other investments, net of deferred tax benefits | **(8,200)** | - | - | - | **(8,200)** |
| Total comprehensive loss | **(32,294)** | - | - | **(9,969)** | **(22,325)** |
| **Balance at March 31, 2003** | **$ 48,933** | **$ 100** | **$ 9,900** | **$ 48,058** | **$ (9,125)** |

*See accompanying notes.*

P & A FINANCIAL SECURITIES, INC.

## Statement of Cash Flows

For the year ended March 31, 2003

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (9,969) |
| Adjustments to reconcile net loss | |
| to net cash flows for operating activities: | |
| Changes in other current assets and | |
| current liabilities: | |
| Commissions receivable | 1,826 |
| Prepaid income taxes | (4,955) |
| Commissions payable | 11,905 |
| Accrued expenses | (374) |
| **Net cash flows for operating activities** | (1,567) |
| **Cash flows for investing activities:** | |
| Purchase of marketable securities | (4) |
| Net decrease in cash | (1,571) |
| Cash - beginning | 9,365 |
| Cash - ending | $ 7,794 |

*See accompanying notes.*

## Notes to Financial Statements

### 1. Summary of Significant Accounting Policies:

#### Nature of Business:

P&A Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated on July 23, 1997 and is engaged in a single line of business as a securities broker-dealer, primarily in the form of agency transactions for mutual fund and annuity investments on behalf of its customers.

#### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

#### Cash:

At various times, cash in financial institutions may exceed insured limits and subject the Company to concentrations of risk.

#### Commissions Receivable:

Commission receivable are stated at the amount the Company expects to collect from balances outstanding at year-end. Based on the Company's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

#### Marketable Securities:

Marketable securities consist of equity securities and are classified as available-for-sale for financial statement reporting purposes. Accordingly, they are recorded at fair market value with related unrealized gains and losses, net of taxes, included as a component of accumulated comprehensive income.

#### Other Investments:

Other investments consist of warrants to purchase 2,000 shares of common stock of the Nasdaq Stock Market, Inc. at prices ranging from $13 to $16 per share. The warrants are exercisable on March 31, 2003 and expire at various dates through June 27, 2006. The warrants are stated at fair market value. The valuation allowance, net of taxes, is charged to accumulated comprehensive income.

### 2. Net Capital Requirement:

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally Company capital less reduction for assets not readily convertible into cash at full value). There are restrictions in a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At March 31, 2003, the Company's net capital and required net capital (as defined) were $22,360 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was approximately 0.77 to 1.

### 3. Reserve Requirement:

Rule 15c3-3 (the Rule) under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1), these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(A) of the Rule.

## 4. Related Party Transactions:

The Company has an agreement with an affiliate which requires the Company to pay the affiliate a percentage of gross income received as a reimbursement for certain general and administrative services, supplies and expenses. Related expense for the year ended March 31, 2003 was $236,625.

## 5. Income Taxes:

The provision for income taxes consisted of the following for the year ended March 31, 2003:

| | |
|---|---|
| Current provision (benefit): | |
| Federal | ($2,900) |
| State | (2,000) |
| | ($4,900) |

Income taxes paid were $55 during the year March 31, 2003. There were no deferred income taxes for the year ended March 31, 2003, other than that included within accumulated other comprehensive income relative to investment valuation financial statement and tax reporting differences.

P & A FINANCIAL SECURITIES, INC.

## Computation of net capital pursuant to rule 15c3-1 of the Securities and Exchange Commission

For the year ended March 31, 2003

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity | $ | 48,933 |
| Deductions: | | |
| Other investments, not readily marketable | | 13,900 |
| Life insurance commission receivable | | 1,704 |
| Life insurance commission payable | | 1,177 |
| Net capital before haircuts on securities positions (tentative net capital) | | 32,152 |
| Haircuts on marketable securities | | 4,292 |
| Net capital | $ | 27,860 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $5,000) | $ | 5,000 |
| EXCESS NET CAPITAL | $ | 22,860 |
| AGGREGATE INDEBTEDNESS | | |
| Commission payable | $ | 16,980 |
| Accrued expenses | | 324 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 17,304 |
| RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .77 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF MARCH 31, 2003) | | |
| NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT | $ | 19,759 |
| ADJUSTMENTS MADE SUBSEQUENT TO PREPARATION OF FOCUS REPORT | | 8,101 |
| NET CAPITAL PER ABOVE | $ | 27,860 |

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com



Lumsden & McCormick, LLP
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Board of Directors
P&A Financial Securities, Inc.
Buffalo, New York

In planning and performing our audit of the financial statements and additional information of P&A Financial Securities, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected t achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted Accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not intended to be and should not be used by anyone other than these specified parties.

Lumsden & McCormick, LLP

May 16, 2003